                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No.1)*
                                       of
                           Tweedy, Browne Company L.P.



                                  SCHEDULE 13D
                               (Amendment No. 1)*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                                PINKERTON'S, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.001 per Share
                         (Title of Class of Securities)

                                    723429106
                                 (CUSIP Number)



                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                  JUNE 20, 1996
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

Page 3
                                 SCHEDULE 13D



CUSIP NO. 723429106                               Page _____ of ______ Pages

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Tweedy, Browne Company L.P. ("TBC")

- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

                  00
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                     / /

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

- --------------------------------------------------------------------------------
                    7.   SOLE VOTING POWER TBC has sole voting power with
                         respect to 464,420 shares held in certain TBC Accounts
     NUMBER OF           (as hereinafter defined). Additionally, certain of the
                         general partners of TBC may be deemed to have sole
      SHARES             power to vote certain shares as more fully set forth
                         herein.
   BENEFICIALLY  ---------------------------------------------------------------
                    8.   SHARED VOTING POWER
     OWNED BY
                           0 shares
       EACH      ---------------------------------------------------------------
                    9.   SOLE DISPOSITIVE POWER
    REPORTING             0 shares, except that certain of
                          the general partners of TBC may be deemed to have
     PERSON               sole power to dispose of certain shares as more
                          fully set forth herein.
     WITH

                 ---------------------------------------------------------------
                   10.   SHARED DISPOSITIVE POWER
                           528,635 shares held in accounts of TBC
                           (as hereinafter defined)

- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          528,635 shares

- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

          6.33%

- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          BD, IA & PN

- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                SCHEDULE 13D


CUSIP NO. 723429106                               Page _____ of ______ Pages

- --------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. INDENTIFICATION NO. OF ABOVE PERSON

          Vanderbilt Partners, L.P. ("Vanderbilt")
- --------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) / /
                                                                         (b) /x/

- --------------------------------------------------------------------------------
3.   SEC USE ONLY

- --------------------------------------------------------------------------------
4.   SOURCE OF FUNDS*

             WC and BK
- --------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)                                                     / /

- --------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
- --------------------------------------------------------------------------------
                   7.    SOLE VOTING POWER
                          7,100 shares, except that the general partners in
                          Vanderbilt, solely by reason of their positions as
     NUMBER OF            such, may be deemed to have shared power to vote
                          these shares
      SHARES
                 ---------------------------------------------------------------
   BENEFICIALLY    8.   SHARED VOTING POWER

     OWNED BY             0 shares
                 ---------------------------------------------------------------
       EACH        9.   SOLE DISPOSITIVE POWER
                          7,100 shares, except that the general partners in
    REPORTING             Vanderbilt, solely by reason of their positions as
                          such, may be deemed to have shared power to vote
     PERSON               these shares.
                 ---------------------------------------------------------------
      WITH        10.   SHARED DISPOSITIVE POWER

                          0 shares
- --------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,100 shares
- --------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  /X/

- --------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.09%
- --------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

          PN
- --------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

PRELIMINARY NOTE

      The persons filing this Amendment No. 1 are (i) Tweedy, Browne Company L.P. ("TBC"), a Delaware limited partnership, and (ii) Vanderbilt Partners, L.P. ("Vanderbilt"), a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC and Vanderbilt dated June 10, 1996 (the "Statement"). The filing of this Amendment No. 1 should not be deemed an admission that TBC, and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the "Act").

      This Amendment No. 1 relates to the Common Stock, $.001 par value (the "Common Stock"), of Pinkerton's, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1 is a company organized under the laws of Delaware, with its principal executive offices located at 15910 Ventura Boulevard, Suite 900, Encino, California 91436-2810.

      This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

      Other than as set forth below, to the best knowledge of TBC and Vanderbilt, there has been no material change in the information set forth in response to Items 1, 2, 4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.

ITEM 3. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

      As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 528,635 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $12,911,490.

      The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at Fleet Clearing Corporation. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at Fleet Clearing Corporation. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chemical Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

      As of the date hereof, Vanderbilt beneficially owns directly 7,100 shares of Common Stock (the "Vanderbilt Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the Vanderbilt Shares, including brokerage commissions, was $175,246.

      It is expected that funds used by Vanderbilt to purchase additional shares of Common Stock, if additional shares are purchased by Vanderbilt (see Item 4 hereof), will come from Vanderbilt's general funds, which include cash and cash equivalents on hand and in banks.

      Vanderbilt's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chemical Bank. No borrowings from Chemical Bank were made by Vanderbilt for the purpose of acquiring the Vanderbilt Shares. Vanderbilt reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 528,635 shares of Common Stock, which constitutes approximately 6.33% of the 8,346,469 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     Also included in the TBC Shares are 215 shares of Common Stock held in a TBC Account for a charitable foundation, of which Christopher H. Browne is a trustee. Mr. Browne is a general partner in TBC and Vanderbilt.

     As of the date hereof, Vanderbilt beneficially owns directly 7,100 shares of Common Stock, which constitutes approximately 0.09% of the 8,346,469 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

     Each of TBC and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 535,735 shares, which constitutes approximately 6.42% of the 8,346,469 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners may be deemed to be the beneficial owner by reason of his being a general partner of TBC and Vanderbilt, respectively, is 535,735 shares, which constitutes approximately 6.42% of the 8,346,469 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner.

     Each of TBC and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 528,635 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 464,420 shares of Common Stock held in certain TBC Accounts.

     Each of the General Partners of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 464,420 shares of Common Stock held in certain TBC Accounts.

     Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners of Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.


     (c) No transactions in Common Stock were effected by Vanderbilt since June
10, 1996, the date of the filing persons' last filing on Schedule 13D.
Information with respect to all transactions in Common Stock effected by TBC since June 10, 1996, the date of the filing persons' last filing on Schedule 13D and ended as of the date hereof, is set forth below:

NO. OF SHARES
TBC ACCOUNTS        PURCHASED          SOLD              PRICE PER SHARE

06/12/96               2,500                             $23 5/8
06/18/96              15,000                             $24 5/8
06/19/96              88,500                             $24 1/8
06/20/96              10,000                             $24 1/8
06/20/96                               200               $24 1/8


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.

     (e) Not applicable.




                                    SIGNATURE


     Each of Tweedy, Browne Company L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                           TWEEDY, BROWNE COMPANY L.P.



                                           By __________________________
                                              Christopher H. Browne
                                              General Partner





                                           VANDERBILT PARTNERS, L.P.



                                           By ___________________________
                                              Christopher H. Browne
                                              General Partner
Dated:   June 20, 1996